Exhibit 3.4
AMENDMENT
to the
BYLAWS
of
NORTHEND INCOME PROPERTY TRUST INC.
     In accordance with the corporate laws of the State of Maryland, the Bylaws of NorthEnd Income Property Trust Inc. are amended as follows:
     FIRST: By replacing Article XIII, in its entirety, with the following new Article XIII:
The Board, with the concurrence of the majority of the stockholders of the Corporation, shall have the power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws; provided, however, that the concurrence of the majority of the stockholders shall not be required to adopt, alter or repeal any provision of these Bylaws or to make new Bylaws which do not adversely affect the rights, preferences and privileges of the stockholder of the Corporation.
     This Amendment to the Bylaws of NorthEnd Income Property Trust Inc. were adopted by the Board on January 26, 2009.

/s/ Keith A. Jones
Keith A. Jones
Secretary